

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

Eli Casdin
Chief Executive Officer and Director
CM Life Sciences III Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065

> **Re: CM Life Sciences III Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 4, 2021**
> **File No. 333-259054**

Dear Mr. Casdin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September, 2021 letter.

Amendment No. 1 to Form S-4 filed October 4, 2021

Background of the Business Combination, page 187

1. We note your response to our prior comment 7 and reissue in part. We note your statement that the "preliminary discussions [with Company A] were preliminary in nature and were conducted without exclusivity arrangements." However, investors need to know what terms were important to the Registrant during negotiations with Company A to understand why EQRx was ultimately superior. Please expand your disclosure to include the potential terms discussed with Company A. Additionally, please discuss the overlap of the discussions with Company A, which ended on May 27, 2021 and with EQRx, which began on April 26, 2021, including when the CMLS III Board became aware of Mr.

Casdin's discussions and the considerations the Board evaluated regarding Mr. Casdin's role as an interested party.

Certain EQRx Projected Financial Information, page 202

2. We note your response to our prior comment 12 and reissue. Please expand your disclosure on page 203 to discuss the dates you expect the respective products to receive regulatory approval in each market, the related cost of sales and net income for 2026 and 2028, the possible impact if your assumptions are incorrect, and identify the probabilities assigned to management's assumptions. Please also clarify whether you have considered multiple scenarios and how they were weighted.

3. We note the additional value that you expect from the unidentified in-licensed assets you plan to acquire. Please disclose that there is no guarantee that you will identify the requisite number of suitable assets and that even if you do, you may not be able to acquire these assets or you may not be able to acquire them on terms that will produce the projected returns. Please also disclose, if true, that the market share projections are based on your untested pricing model.

EQRx's Business, page 253

4. We note your response to our prior comment 13 and reissue. However, neither of these statements provide a basis for how you arrived at the success rates of 5-7 out of 10 drug candidates and 3-5 out of 10 drug candidates. Please revise to provide the basis by which you arrived at the numeric value of those rates, or remove the statements. Please revised the founders letter to state there is no guarantee the suggested success rate will be achieved.

The EQRx Business Opportunity, page 261

5. We note your response to our prior comment 15 and reissue. The revision does not address our comment regarding the size of the market for the products you are *currently* developing. Please also balance the disclose added on page 261 with the fact that there is no guarantee you will identify and successfully acquire ten or more additional programs in the next twelve months.

Time for something new - time for "New Pharma", page 262

6. We note your response to our prior comment 16 and your revisions. However, there are still multiple statements in your disclosure of "equivalent or superior." Given the early stage of development of your programs, these statements are inappropriate. Please either provide the basses to support these statements, or remove.

Building a catalog of affordable medicines, page 270

7. We note your response to our prior comment 18 and reissue. Your revision does not address our comment to describe the basis for your projections, nor does it address our

comment to describe the underlying assumptions behind the projections.

Additional information on our pipeline programs, page 278

8.   We note your response to our prior comment 21 and your disclosure regarding the severe adverse events observed in the aumolertinib and the sugemalimab trials. Please expand your disclosure to identify the severe adverse events and the number of patients that experienced severe adverse events.

9.   To the extent that you have not conducted head-to-head clinical trials, please revise your disclosure to remove comparisons of your product candidates to other treatments, products and product candidates. As but one example, we note your statements on page 281 that "The tolerability profile was acceptable and comparable to other immune checkpoint inhibitors." Additionally, we note your statement on page 278 that you believe that aumolertinib has "demonstrated clinically meaningful activity and an encouraging tolerability profile." Statements regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to the statement noted, to eliminate your conclusions or any suggestions that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of granting approval by the FDA or comparable agency. You may present the objective data from the clinical trials without drawing a conclusion from the results.

Certain Material U.S. Federal Income Tax Considerations, page 398

10.   We note your response to our prior comment 24 and the revised disclosure on page 399. Please explain why counsel cannot give a "will" opinion with respect to whether the Business Combination qualifies for U.S. federal income tax purposes as a "reorganization" within the meaning of the IRC. If counsel intends to provide a "should" opinion, please (1) revise the disclosure to describe the degree of uncertainty and explain the facts or circumstances giving rise thereto and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.

Exhibits

11.   We note your response to our prior comment 25 and do not agree that these agreements are not required to be filed as an exhibit to your registration statement. Throughout your prospectus, you reference the importance of building a portfolio of cross-developmental programs, including these specific preclinical programs. Given the importance of these programs to the company's future success, it appears that you are substantially dependent upon them.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel Rubinstein, Esq.